Exhibit (a)(5)(B)

Huazhu Group Limited Announces Completion of the Put Right Offer for

Its 0.375% Convertible Senior Notes due 2022

SHANGHAI, November 2, 2020 — Huazhu Group Limited (Nasdaq: HTHT and HKEx: 1179) a leading and fast-growing multi-brand hotel group in China with international coverage (the “Company”), today announced that it has completed its previously announced put right offer relating to its 0.375% Convertible Senior Notes due 2022 (CUSIP No. 16949N AC3) (the “Notes”). The put right offer expired at 5:00 p.m., New York City time, on Thursday, October 29, 2020. Based on information from Wilmington Trust, National Association as the paying agent for the Notes, US$6,000 aggregate principal amount of the Notes were validly surrendered and not withdrawn prior to the expiration of the put right offer. The aggregate purchase price of these Notes was US$6,000.06. The Company has accepted all of the surrendered Notes for repurchase and has forwarded cash in payment of the same to the paying agent for distribution to the applicable holders.

Materials filed with the Securities and Exchange Commission (the “SEC”) will be available electronically without charge at the SEC’s website, http://www.sec.gov. Documents filed with the SEC may also be obtained without charge at the Company’s website, https://ir.huazhu.com/.

About Huazhu Group Limited

Originated in China, Huazhu Group Limited is a world-leading hotel group. As of June 30, 2020, Huazhu operated 6,187 hotels with 599,235 rooms in operation in 16 countries. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, and Ni Hao Hotel. Upon the completion of Deutsche Hospitality acquisition on January 2, 2020, Huazhu added five brands to its portfolio, including Steigenberger Hotels & Resorts, Maxx by Steigenberger, Jaz in the City, IntercityHotel and Zleep Hotel. In addition, Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

For further information, please contact:

Contact Information
Huazhu Investor Relations
Tel: +86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com